UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes ☐    No ☒

PagBank

5 YEARS PAGS LISTED NYSE

Earnings Release

1Q23

May 25, 2023

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PAGS reports First Quarter 2023 Results
Net Income | Non-GAAP of R$ 392 million, +6% y/y
Net Income | GAAP of R$ 370 million, +6% y/y (EPS: R$ 1.13)

    São Paulo, May 25, 2023 – PagSeguro Digital Ltd. (“PAGS” or “we”) announced today its first quarter results for the period ended March 31, 2023. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information about certain of the metrics and indicators in this release, please consult the Glossary available at the end of this release.

1Q23 Highlights

Total Finance Volume (TFV)	Total Payment Volume (TPV)	Total Banking Volume (TBV)

R$ 204 Billion	R$ 88.1 Billion	R$ 116 Billion

+34%
R$152B
R$175B
R$196B
R$209B
R$204B
1Q22
2Q22
3Q22
4Q22
1Q23

+10%
R$80.1B
R$89.2B
R$90.3B
R$94.3B
R$88.1B
1Q22
2Q22
3Q22
4Q22
1Q23

+61%
R$72.1B
R$85.5B
R$105.2B
R$114.8B
R$116.0B
1Q22
2Q22
3Q22
4Q22
1Q23

Total Revenue and Income	Payments | Gross Profit	Financial Services | Gross Profit

R$ 3.75 Billion	R$ 1.2 Billion	R$ 179 Million

+9%
R$3.43B
R$3.91B
R$4.04B
R$3.96B
R$3.75B
1Q22
2Q22
3Q22
4Q22
1Q23

+2%
R$1.2B
R$1.4B
R$1.3B
R$1.2B
R$1.2B
1Q22
2Q22
3Q22
4Q22
1Q23

+274%
R$48M
R$70M
R$113M
R$164M
R$179M
1Q22
2Q22
3Q22
4Q22
1Q23

Net Income | Non-GAAP	Payments | Adj. EBITDA	Financial Services | Adj. EBITDA

R$ 392 Million	R$ 718 Million	R$ 69 Million

+6%
R$371M
R$403M
R$411M
R$411M
R$392M
1Q22
2Q22
3Q22
4Q22
1Q23

-3%
R$741M
R$898M
R$832M
R$776M
R$718M
1Q22
2Q22
3Q22
4Q22
1Q23

+145
R$69M
R$12M
(R$76M)
(R$67M)
(R$62M)
1Q22
2Q22
3Q22
4Q22
1Q23

To our shareholders

We are happy to announce our results for the first quarter of 2023 and share the recent developments and milestones.
In March 2023, we reached 28.7 million clients amounting R$ 204 billion in transactions, composed R$ 116 billion driven by Total Banking Volume (formerly known as PagBank TPV) and R$ 88 billion in Total Payment Volume (formerly known as PagSeguro TPV). The changes implemented in the names of our key performance indicators derived from our marketing strategy to converge our brands into one: from now on, we are PagBank, the complete bank, simplifying our communication under one single brand and increasing the awareness of our services beyond Payments.
In Payments, we have concluded an important milestone started in 2020 to diversify our volume and clients in Brazil. Currently, we have micro-merchants, SMBs and large accounts adopting our solutions, which expanded our addressable market for a variety of client profiles, while at the same time managing short-term risks related to increasing competition in longtail and the advance of PIX. This quarter, MSMB TPV grew +16% y/y, outpacing industry growth of +10.7% y/y, boosted by the increasing productivity in HUBs, while in large accounts we have begun to prioritize healthier margins rather than volume growth. Active Merchants, excluding nano-merchants, increased +3% y/y, driven primarily by micro-merchants and SMBs.
In Financial Services, Total Deposits accounted for R$ 18.6 billion, +66% y/y driven by the increasing share of accounts balance and CDs distributed on our platform (PagBank) rather than third-party investment platforms, reinforcing client engagement. Credit Portfolio was R$ 2.7 billion, with the ongoing shift towards secured products in our outstanding credit portfolio, which combined with the run-off of our working capital loans, has been driving down sharply our provisions for expected credit losses and leading our Financial Services division to the breakeven point in EBITDA for the first time, reaching      R$ 69 million.
As the company continues to improve disclosure and communication, we decided to change the managerial Float accounting to better reflect our businesses. From now on, 100% of Float will be booked in our Financial Services division, similar to other financial institutions. For our Payments division, financial expenses will increase, given float used to partially offset the growth in this line item, reducing gross profit and EBITDA. In our Financial Services division, revenues will increase, given the additional interest income, positively affecting gross profit and EBITDA. Looking at the consolidated results, there is no change in numbers.
Once again, this quarter presented record figures for most of our KPIs for a first quarter: TPV, revenues, gross profit, net income and cash earnings. Net income totaled R$ 392 million on a non-GAAP basis and R$ 370 million on a GAAP basis, driven by TPV growth and higher prepayment penetration on the top line side and disciplined capital allocation, material decrease in losses, optimizations in operating expenses and lower financial expenses vs. 4Q22. The increasing funding diversification with a lower cost led by deposits and retained earnings growth, contributed for the financial expenses reduction. Our equity position is 54% composed by retained earnings and our net cash balance reached R$ 10 billion, reinforcing the strength of our balance sheet, leaving us well-positioned for the next steps of our journey, consolidating our position as the most profitable fintech/merchant acquirer in Brazil.
For 2023, our investment strategy to balance growth with profitability continued to be based on the following pillars:
•Profitable growth in Payments with sustainable market share increase in key segments;
•Foster engagement in PagBank to diversify revenue streams and increase revenue per customer;
•Development of our payments and banking ecosystem to provide superior and unique value proposition;
•Ongoing improvement in models/processes to further decrease losses and promote operational efficiency; and
•Disciplined cost management and capital allocation to improve EPS and cash flow generation.
We remain extremely excited and confident about the next steps to further promote digital financial disruption in Brazil.
Alexandre Magnani, Chief Executive Officer

Selected Capsule Income Statement Data* | First Quarter 2023

R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Total Revenues and Income[1]	3,750	3,427	9%	3,962	-5%
(-) Other Financial Income	(65)	(42)	55%	(43)	49%
(-) Transaction Costs	(1,389)	(1,303)	7%	(1,478)	-6%
Net Take Rate	2,296	2,082	10%	2,440	-6%
(-) Financial Expenses	(813)	(621)	31%	(855)	-5%
(-) Total Losses | CBK (+) ECL[2]	(126)	(250)	-49%	(192)	-34%
(+) FX Expenses	17	13	32%	15	18%
Gross Profit	1,374	1,225	12%	1,409	-2%
(-) Operating Expenses	(587)	(560)	5%	(621)	-6%
Adjusted EBITDA[3]	787	665	18%	788	0%
Payments	718	741	-3%	776	-7%
Financial Services	69	(76)	n.a.	12	493%

(-) POS Write-off	(62)	0	n.a.	(66)	-5%
(-) D&A	(303)	(244)	24%	(270)	12%
(+/-) Other Income (Expense), Net	47	28	66%	29	65%
EBT	470	449	5%	480	-2%
(-) Income Tax and Social Contribution	(78)	(78)	0%	(69)	12%
Net Income | Non-GAAP	392	371	6%	411	-5%
(-) Non-GAAP Effects	(22)	(21)	4%	(4)	505%
Net Income | GAAP	370	350	6%	408	-9%
Adj. EBITDA (-) CapEx	379	(17)	n.a.	410	-8%
EPS	R$ 1.13	R$ 1.05	8%	R$ 1.24	-9%

* This selected capsule income statement data is presented only to facilitate a general overview of highlights of our financial performance for the periods indicated for informational purposes. For our complete Income Statement information, see our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, in our Form 6-K related to the Financial Statements, published on the date hereof.
1. Including Other Financial Income;
2. Total Losses: Chargebacks and Expected Credit Losses;
3. Adjusted EBITDA: EBITDA net of Financial Expenses.

Key Performance Indicators

	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Average Revenue per Active Client (ARPAC)
Payments | R$	1,978	1,407	41%	1,893	4%
Financial Services | R$	91	91	0%	95	-4%
Efficiency Ratio	15.2%	19.0%	(3.7) p.p.	16.7%	(1.5) p.p.
Credit Portfolio | R$ Billion	2.7	2.1	32%	2.7	0%
Total Deposits | R$ Billion	18.6	11.2	66%	20.7	-10%

Selected Capsule of Balance Sheet Data*

R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Total Assets	43,192	33,808	28%	45,329	-5%
Current Assets	37,508	28,872	30%	39,767	-6%
Cash & Financial Investments¹	2,880	2,615	10%	2,932	-2%
Account Receivables	34,002	25,529	33%	36,249	-6%
Others[2]	626	728	-14%	586	7%
Non-Current Assets	5,684	4,936	15%	5,562	2%
Account Receivables	803	390	106%	746	8%
PP&E & Intangible Assets[3]	4,706	4,365	8%	4,652	1%
Others[4]	175	181	-3%	164	7%
Liabilities and Equity	43,192	33,808	28%	45,329	-5%
Current Liabilities	25,703	20,926	23%	29,740	-14%
Payables to Merchants[5]	8,973	7,712	16%	9,321	-4%
Accounts Balance	7,674	5,468	40%	8,667	-11%
CDs and Others[6]	7,522	5,146	46%	10,101	-26%
Borrowings	196	1,110	-82%	0	n.a.
Others[7]	1,338	1,490	-10%	1,652	-19%
Non-Current Liabilities	5,281	2,090	153%	3,747	41%
CDs + Others[8]	3,157	569	455%	1,895	67%
Others[9]	2,125	1,521	40%	1,852	15%
Equity[10]	12,207	10,791	13%	11,842	3%
* This selected capsule balance sheet data is presented only to facilitate a general overview of the highlights of our financial performance for the periods indicated for informational purposes. For our complete Balance Sheet information, see our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, in our Form 6-K related to the Financial Statements, published on the date hereof.
Balance Sheet Reconciliation
1. Cash & Cash Investments: Cash and Cash Equivalents + Financial Investments;
2. Others: Inventories + Taxes Recoverable + Other Receivables;
3. PP&E & Intangible Assets: Property and Equipment + Intangible Assets;
4. Others: Judicial Deposits + Prepaid Expenses + Deferred Income Tax and Social Contribution + Investments;
5. Payables to Third Parties: Payable to Third Parties – Checking Accounts;
6. CDs and Others: Current Deposits;
7. Others: Trade Payables + Payables to Related Parties + Derivative Financial Instruments + Salaries and Social Charges + Taxes and Contributions + Provision for Contingencies + Deferred Revenue + Other Liabilities
8. CDs + Others: Non-current Deposits;
9. Others: Deferred Income Tax and Social Contribution + Provision for Contingencies + Deferred Revenue + Other Liabilities;
10. Equity: Capital Reserve + Other Comprehensive Income + Equity Valuation Adjustments + Profit Retention Reserve + Treasury Shares.

Capital Markets¹

Key Operating Indicators in USD	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Market Cap | Billion	2.8	6.6	-57%	2.9	-2%
Stock Price	8.57	20.05	-57%	8.74	-2%
Book Value per Share	7.43	6.94	7%	6.92	7%

Key Operating Indicators in BRL	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Market Cap | Billion	14.3	31.3	-54%	15.2	-6%
Stock Price	43.39	95.07	-54%	46.15	-6%
Book Value per Share	37.63	32.91	14%	36.52	3%
1. As of March 31, 2023.

Operational Performance
Total Finance Volume (TFV)

R$ Billion	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Total Finance Volume	204.1	152.2	34%	209.1	-2%
Payments	88.1	80.1	10%	94.3	-7%
Financial Services	116.0	72.1	61%	114.8	1%
Total Finance Volume (TFV), formerly known as PAGS TPV, totaled R$ 204 billion, an increase of +34% vs. 1Q22 due to the growth in Total Payment Volume and Total Banking Volume, mainly driven by the maturation of merchant cohorts’ and market share gains in key segments combined with the higher engagement in Financial Services.
Total Payment Volume (TPV), formerly known as PagSeguro TPV, totaled R$ 88.1 billion, an increase of +10% vs. 1Q22 mainly due to:
(i)larger share of wallet mainly driven by the cash conversion into electronic payments;
(ii)maturation of existing cohorts due to increasing productivity of our sales channels; and
(iii)market share gains in key segments boosted by HUBs execution exploring a larger addressable market;
Total Banking Volume (TBV), formerly known as PagBank TPV, totaled R$ 116.0 billion, an increase of +61% vs. 1Q22. This growth is mainly related to our clients’ higher engagement with day-to-day banking features (such as PIX, bill payments, mobile top-up), cards spending and credit underwriting. The number of PIX transactions by PagBank clients accounted for approximately 9% of the total PIX transactions in Brazil. The increasing engagement of our clients reflects the results of our close-loop ecosystem: starting with cash-in, followed by investments options that unlock a credit card offer, encouraging new purchases by our clients.

PagBank Clients

# Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Total Clients	28.7	23.2	24%	27.7	3%
Active Clients	16.3	14.3	14%	16.2	1%
Consumers	10.0	7.6	31%	9.7	2%
Merchants	6.3	6.7	-6%	6.5	-2%
PagBank ended the quarter with 28.7 million clients, representing an increase of +24% vs. 1Q22, and Active Clients of 16.3 million, an increase of +14% vs. 1Q22. This increase is mainly related to higher penetration in the consumers segment which represents 61% of PagBank clients vs. 53% in 1Q22. This increase also reflects the release of new products by PagBank and best-in-class user experience.

Active Merchants

# Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Total	6.9	7.7	-10%	7.1	-2%
Active Merchants ended the quarter with 6.9 million, a decrease of -10% vs. 1Q22. Since early 2022, the company has been adopting a more selective go-to-market strategy focusing on clients with better unit economics, higher activation ratio, and higher engagement with PagBank. Consequently, nano-merchants (merchants with TPV up to R$ 1,000 per month) have not been prioritized given the uncompelling paybacks. Excluding nano-merchants, active merchants increased +3% year-over-year, primarily driven by an increase in micro-merchants and SMBs.

Credit Portfolio

R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Credit Portfolio	2,718	2,055	32%	2,721	0%
Working Capital	672	1,009	-33%	743	-10%
Credit Card	1,087	852	28%	1,113	-2%
Payroll Loan + Others[1]	958	194	395%	865	11%
Provision for Losses	(1,024)	(597)	72%	(986)	4%
Working Capital	(520)	(340)	53%	(522)	0%
Credit Card	(495)	(252)	97%	(451)	10%
Payroll Loan + Others[1]	(10)	(5)	86%	(12)	-18%
Credit Portfolio, net	1,693	1,458	16%	1,735	-2%

R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Credit Portfolio	2,718	2,055	32%	2,721	0%
Secured Products	1,196	222	438%	1,084	10%
% Credit Portfolio	44%	11%	33.2 p.p.	40%	4.2 p.p.
Unsecured Products	1,522	1,833	-17%	1,637	-7%
% Credit Portfolio	56%	89%	(33.2) p.p.	60%	(4.2) p.p.

Credit Portfolio reached R$ 2.7 billion in 1Q23, representing an increase of +32% vs. 1Q22. This increase was mostly driven by secured loan underwriting such as Payroll Loans, FGTS early prepayment and Secured Credit Card. Secured products reached 44% of share in the Credit Portfolio, resulting in a better-balanced portfolio.

Total Deposits

R$ Billion	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Total Deposits	18.6	11.2	66%	20.7	-10%
Average Percentage Yield (APY)[1]	94%	94%	(0.2) p.p.	96%	(2.5) p.p.
Accounts Balance	7.9	5.5	45%	8.7	-11%
Average Percentage Yield (APY)[1]	73%	59%	14.0 p.p.	69%	4.0 p.p.
Merchant's Payment Account	0.7	0.8	-19%	1.2	-45%
Account Balances	7.3	4.6	56%	7.5	-3%
CDs + Others	10.7	5.7	87%	12.0	-11%
Average Percentage Yield (APY)[1]	109%	127%	(18.2) p.p.	116%	(6.8) p.p.
Certificate of Deposits	8.9	4.4	101%	9.8	-9%
Interbank Deposits	1.8	1.1	66%	2.1	-17%
Corporate Securities	0.0	0.2	n.a.	0.1	n.a.
1. As % of CDI (Brazilian Interbank Rate).

Brazilian Interest Rate

Annual %	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
SELIC	13.75%	11.75%	2.0 p.p.	13.75%	0.0 p.p.
SELIC | Average	13.75%	10.37%	3.4 p.p.	13.75%	0.0 p.p.
CDI (Brazilian Interbank Rate)	13.65%	11.65%	2.0 p.p.	13.65%	0.0 p.p.
CDI | Average	13.65%	10.25%	3.4 p.p.	13.65%	0.0 p.p.

Total Deposits reached R$ 18.6 billion, representing an increase of +66% vs. 1Q22. This increase was driven by both the +40% y/y growth in Accounts Balance (following cash-in increase trends, partially offset by the seasonality vs. 4Q22) and +87% y/y growth in CDs, which allowed the company to reduce the CDs distribution by third-party partners, which resulted in lower cost of funding.

Financial Performance

Total Revenue and Income

Selected Capsule | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Total Revenue and Income[1]	3,750	3,427	9%	3,962	-5%
Payments	3,449	3,125	10%	3,654	-6%
Financial Services[2]	331	333	-1%	362	-9%
Other Financial Income	65	42	55%	43	49%
1. Including Other Financial Income;
2. Including Float, intercompany revenue from Payments’ business unit.

Total Revenue and Income reached R$ 3,750 million in 1Q23, representing an increase of +9% from R$ 3,427 million reported in 1Q22. The breakdown of Payments, Financial Services and Other Financial Income differs from Total Revenue and Income amount due to PagBank Float, which is an intercompany revenue from Merchant Acquiring funding, not accounted for Total Revenue and Income. Before 1Q23, Float from Accounts Balance was partially booked in Payments. Going forward, 100% of Float will be fully booked in Financial Services, similar to other financial institutions. The main differences will be:
(i)Total Revenue and Income: The mismatch between Total Revenue and Income and the managerial Total Revenue and Income’s breakdown in Payments, Financial Services and Other Financial Income increase given the intercompany Float no longer will offset a portion of the Financial Expenses. In 1Q23, intercompany Float amounted to R$ 95 million vs. R$ 72 million in 1Q22 and R$ 97 million in 4Q22.
(ii)Payments: No change in revenue except for an increase in Financial Expenses, since the share of such expenses offset by the Float usually booked in Payments will no longer occur. Consequently, Gross Profit and Adj. EBITDA will decrease.
(iii)Financial Services: An increase in Revenue since the Float will lead to a higher interest income. Consequently, Gross Profit and Adj. EBITDA will increase.
For more details about Float accounting reconciliation between Financial Services and Payments, please refer to page 16 below.

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Total Revenue and Income	3,750	3,427	9%	3,962	-5%
Transaction Activities and Other Services	2,151	2,055	5%	2,304	-7%
Financial Income	1,534	1,331	15%	1,615	-5%
Other Financial Income	65	42	55%	43	49%

Total Revenue and Income performance is explained below:
(i)Transaction Activities and Other Services in 1Q23 amounted to R$ 2,151 million, representing an increase of +4% vs. 1Q22, mainly due to the TPV growth and Financial Services.
(ii)Financial Income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, reached R$ 1,534 million, representing an increase of +15% vs. 1Q22, mainly due to the higher share of credit card transactions in TPV and longer duration of installments.
(iii)Other Financial Income reached R$ 65 million in 1Q23, an increase of +55%, mainly due to the increase in interest on Cash and Cash Equivalents plus Financial Investments due to the higher Brazilian Basic Interest Rate (SELIC) as compared to 1Q22.

Transaction Costs

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Transaction Costs	(1,389)	(1,303)	7%	(1,478)	-6%
% Total Revenue and Income	37.0%	38.0%	(1.0) p.p.	37.3%	(0.3) p.p.
Interchange and Card Scheme Fee	(1,338)	(1,230)	9%	(1,413)	-5%
Others	(51)	(73)	-30%	(66)	-23%

Transaction Costs reached R$ 1,389 million in 1Q23, representing an increase of +7% from R$ 1,303 million reported in 1Q22. As a percentage of the Total Revenue and Income, Transaction Costs decreased to 37% in 1Q23 vs. 38% in 1Q22, due to lower costs in connection with equipment maintenance and logistics, reflecting our strategy of being more selective regarding the addition of merchants.
The increase is mainly related to:

↑Interchange Fees and Card Scheme Fees paid to card issuers and networks totaled R$ 1,338 million in 1Q23, representing an increase of +9% y/y, mainly driven by the increase in TPV, higher penetration on small and medium businesses (SMBs) segment and a higher share of credit card volumes; and
↓Other Costs decrease -30% vs. 1Q22 mainly explained by lower logistics and maintenance costs related to the optimization of our go-to-market strategy focused on quality vs. quantity of merchants.

Net Take Rate

Non-GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Net Take Rate	2,296	2,082	10%	2,440	-6%
TPV | R$ Billion	88	80	10%	94	-7%
Net Take Rate | %	2.61%	2.60%	0.01 p.p.	2.59%	0.02 p.p.

Net Take Rate totaled R$ 2,296 in 1Q23, representing an increase of +10% vs. 1Q22. This increase reflects our ongoing repricing process throughout 2022 and mix change towards more credit cards, which is mainly applicable to our prepayment services. On a quarterly basis, Net Take Rate decreased -6%, as a result of lower TPV given the recurring seasonality observed from the holiday seasons in the fourth quarters in Brazil.

Financial Expenses

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Financial Expenses	(813)	(621)	31%	(855)	-5%
% Total Revenue and Income	21.7%	18.1%	3.6 p.p.	21.6%	0.1 p.p.
Securitization of Receivables	(214)	(361)	-41%	(216)	-1%
Certificates of Deposits | Accrued Interest	(599)	(260)	131%	(639)	-6%

Financial Expenses totaled R$ 813 million in 1Q23, representing an increase of +31% vs. 1Q22, explained by:

(i)Total Payment Volume growth; and
(ii)Additional expenses related to the Brazilian Basic Interest Rate (SELIC) hikes, partially offset by deposits growth, which helped to reduce company’s cost of funding.

Total Losses

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Total Losses	(126)	(250)	-49%	(192)	-34%
% Total Revenue and Income	3.4%	7.3%	(3.9) p.p.	4.8%	(1.5) p.p.
Chargebacks	(85)	(89)	-4%	(112)	-24%
% TPV	0.10%	0.11%	(0.01) p.p.	0.12%	(0.02) p.p.
Expected Credit Losses (ECL)	(41)	(161)	-74%	(80)	-48%
% Outstanding ECL / Credit Portfolio	1.51%	7.82%	(6.3) p.p.	2.92%	(1.4) p.p.

Total Losses reached R$ 126 million in 1Q23, representing a decrease of -49% vs. 1Q22. As a percentage of Total Revenues and Income, Total Losses decreased by -3.9 p.p. to 3.4% in 1Q23 vs.7.3% in 1Q22. This decrease was mainly driven by the improved asset quality of our credit portfolio with increased exposure to secured products with negligible NPLs, demanding lower expected credit losses provisions. Furthermore, the ongoing improvement in know-you-client (KYC) processes, risk assessment and security resulted in lower chargebacks in Payments and Financial Services.

Gross Profit

Non-GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Gross Profit	1,374	1,225	12%	1,409	-2%
% Total Revenue and Income	36.7%	35.8%	0.9 p.p.	35.6%	1.1 p.p.
Payments	1,195	1,177	2%	1,245	-4%
Financial Services	179	48	274%	164	10%

Gross Profit totaled R$ 1,374 million in 1Q23, representing an increase of +12% from R$ 1,225 million reported in 1Q22. This increase is mainly related to TFV gains, successes stemming from repricing strategy in 2022, operating leverage captured and diligent credit underwriting strategy more focused on secured products with longer durations. This increase was partially offset by the higher average interest rate of the quarter vs. the same period of 2022, driving up financial expenses.
Operating Expenses

Non-GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Operating Expenses	(587)	(560)	5%	(621)	-6%
% Total Revenue and Income	15.7%	16.4%	(0.7) p.p.	15.7%	(0.0) p.p.
Personnel Expenses	(253)	(228)	11%	(249)	2%
Marketing and Advertising	(118)	(172)	-32%	(178)	-34%
Other (Expenses) Income, Net	(216)	(160)	35%	(194)	11%

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Operating Expenses	(606)	(588)	3%	(590)	3%
% Total Revenue and Income	16.2%	17.2%	(1.0) p.p.	14.9%	1.3 p.p.
Personnel Expenses	(272)	(255)	6%	(208)	31%
Marketing and Advertising	(118)	(172)	-32%	(178)	-34%
Other (Expenses) Income, Net	(216)	(160)	35%	(205)	5%
Operating Expenses, on a Non-GAAP basis, which include Personnel Expenses, Marketing and Advertising and Other Expenses, totaled R$ 587 million, representing an increase of +5% from R$ 560 million in 1Q22. As a percentage of Total Revenue and Income, Non-GAAP Operating Expenses represented 15.7% vs. 16.4% in 1Q22, showing PAGS ability to capture operating leverage. Operating Expenses, on a GAAP basis, including LTIP Expenses reversal of R$ 19 million (explained below), totaled R$ 606 million. The increase is mainly related to:

↑Personnel Expenses reached R$ 253 million, representing an increase of +11% vs. 1Q22. As a percentage of Total Revenues and Income, non-GAAP Personnel Expenses were 6.8% in 1Q23, an increase of 20 bps from 6.6% reported in 1Q22. It is important to highlight that in this quarter we had a negative impact in our Personnel Expenses related to the headcount resizing.
When including non-GAAP Expenses reversal of R$ 19 million, related to lower share-based compensation during the period, GAAP Personnel Expenses totaled R$ 272 million.
↓Marketing and Advertising totaled R$ 118 million in 1Q23, representing a decrease of 32% vs. 1Q22. As a percentage of Total Revenues and Income, Marketing and Advertising expenses decreased by 190 bps to 3.1% in 1Q23, from 5.0% in 1Q22. This decrease was mainly due to the Company's decision of being more selective in attracting new clients with better unit economics and LTV/CAC ratio; and
↑Other Expenses reached R$ 217 million in 1Q23, representing an increase of +35% from R$ 160 million reported in 1Q22, mainly driven by software licenses. As a percentage of Total Revenues and Income, Other Expenses was 5.8% in 1Q23, an increase of +110 bps from 4.7% reported in 1Q22.

Adjusted EBITDA, Capital Expenditures and Cash Earnings

Non-GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Adj. EBITDA	787	665	18%	788	0%
% Total Revenue and Income	21.0%	19.4%	1.6 p.p.	19.9%	1.1 p.p.
Payments	718	741	-3%	776	-7%
Financial Services	69	(76)	n.a.	12	493%
Capital Expenditures (CapEx)	408	681	-40%	378	8%
Cash Earnings | Adj. EBITDA (-) CapEx	379	(17)	n.a.	410	-8%

Adjusted EBITDA amounted to R$ 787 million in 1Q23, representing an increase of +18% vs. 1Q22, reflecting the disciplined management of expenses, leading to higher margins in comparison to 1Q22 and 4Q22.
Capital Expenditures amounted to R$ 408 million in 1Q23, representing a decrease of -40% vs. 1Q22, reflecting our diligent strategy related to merchants’ acquisition and investments in PagBank new products development.
Cash Earnings | Adjusted EBITDA (-) CapEx amounted to R$ 379 million in 1Q23 from R$ (17) million reported in 1Q22, driven by our diligent purchases of POS and technology investments, in addition to improved POS recovery processes and cash generation.

Depreciation and Amortization

Non-GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Depreciation and Amortization	(303)	(244)	24%	(270)	12%
% Total Revenue and Income	8.1%	7.1%	0.9 p.p.	6.8%	1.3 p.p.

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Depreciation and Amortization	(317)	(249)	27%	(307)	3%
% Total Revenue and Income	8.5%	7.3%	1.2 p.p.	7.7%	0.7 p.p.
Depreciation and Amortization reached R$ 303 million, representing an increase of +24%, from R$ 244 million in 1Q22. Depreciation and amortization expenses consist mainly of: (i) the depreciation of POS devices, and (ii) the amortization of research and development (R&D) investments, mainly related to software and technology developments for the business. These investments related to R&A allow the company to defer its tax liability through “Lei do Bem” (Technological Innovation Law).

These amounts exclude:
(i)M&A Expenses related to the amortization of fair value assets acquired as well as expenses for external consulting, accounting, and legal services in the amount of R$ 4.6 million in 1Q23; and
(ii)Capitalized Expenses related to platforms development in the amount of R$ 10.2 million.

Including Non-GAAP expenses mentioned above, Depreciation and Amortization totaled R$ 317 million in the quarter, up +27% when compared to the R$ 249 million reported in 1Q22.

POS Write-off

Non-GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
POS Write-off	(62)	0	n.a.	(66)	-5%
% Total Revenue and Income	1.7%	0.0%	1.7 p.p.	1.7%	0.0 p.p.
In September 2019, we changed our business model from selling POS devices to a subscription model to follow the industry’s best standards and to improve the merchant’s user experience in terms of:
•POS delivery for new merchants; and
•POS maintenance and replacement for existing merchants.
At that time, we strategically prepared for the launch of our HUBs strategy to have the best SLAs in the market, providing a superior value proposition to focus not only on pricing (POS, MDR and prepayment) fee itself.
Between 2020 and 2021, the COVID-19 pandemic changed merchants’ transaction profile into the PAGS ecosystem, adding more complexity to understanding merchants’ engagement and activity levels. Now we have a better understanding of merchants’ activity, and we started to write-off POS devices beginning in the 2Q22. In 1Q23, this value amounted to R$ 62 million vs. R$ 66 million in 4Q22.
Earnings Before Tax

Non-GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Earnings before Tax	470	449	5%	480	-2%
% Total Revenue and Income	12.5%	13.1%	(0.6) p.p.	12.1%	0.4 p.p.
Earnings before Tax amounted to R$ 470 million in 1Q23, representing an increase of +5% vs. 1Q22, reflecting our business growth in Payments and Financial Services, lower losses and operational efficiencies partially offset by higher Financial Expenses, Depreciation and Amortization, and POS Write-off.
Income Tax and Social Contribution Reconciliation

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Profit for the period before Tax	436	416	5%	475	-8%
Statutory Rate	34.0%	34.0%	0.0 p.p.	34.0%	0.0 p.p.
Expected Income Tax and Social Contribution	(148)	(142)	5%	(161)	-8%
Income Tax and Social contribution effect on:
R&D and Tech Innovation Benefit - Law 11,196/05 (i)	52	53	-2%	80	-36%
Taxation of Income abroad (ii)	31	26	20%	25	21%
Other	(0)	(3)	-90%	(11)	-97%
Income Tax and Social Contribution Expenses	(66)	(67)	-1%	(67)	-1%
Effective Tax Rate	15.2%	16.0%	(0.8) p.p.	14.2%	1.0 p.p.
Income Tax and Social Contribution – Current	(18)	(29)	-37%	(34)	-47%
Income Tax and Social Contribution – Deferred	(48)	(38)	27%	(33)	46%
(i) Refers to the benefit granted by the Technological Innovation Law (“Lei do Bem”), which reduces the income tax charges, based on the amount invested by the PagSeguro group on specific intangible assets, see Note 13 in our Form 6-K related to the Financial Statements, published on the date hereof.
(ii) Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Income Tax and Social Contribution amounted to an expense of R$ 66 million in 1Q23, stable versus 1Q22. Effective Tax Rate (ETR) decreased by -100 bps to 15% in 1Q23 from 16% in 1Q22. In both periods, the difference between the Effective Income Tax and Social Contribution Rate and the Rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (“Lei do Bem”), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.
Additionally, in 1Q23 we experienced another effect related to Taxation of Income abroad. Certain entities or investment funds adopt different taxation regimes in accordance with the applicable rules in their respective jurisdictions, which resulted in a decrease in our ETR by 7.0% for 1Q23.
Net Income

R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Net Income | Non-GAAP	392	371	6%	411	-5%
% Total Revenue and Income	10.5%	10.8%	(0.4) p.p.	10.4%	0.1 p.p.
Non-GAAP Effects	(22)	(21)	4%	(4)	505%
Net Income | GAAP	370	350	6%	408	-9%
% Total Revenue and Income	9.9%	10.2%	(0.3) p.p.	10.3%	(0.4) p.p.

Net Income for the quarter amounted to R$ 392 million in non-GAAP basis, representing an increase of +6%, from R$ 371 million reported in 1Q22.

Including Non-GAAP expenses of R$ 22 million, Net Income in GAAP basis totaled R$ 370 million in the quarter, representing an increase of +6% when compared to R$ 350 million reported in 1Q22, benefited by the items listed above and lower volume in share-based compensation.

Adjusted EBITDA and Non-GAAP Net Income Reconciliation

R$ Million	1Q22	2Q22	3Q22	4Q22	1Q23
Net Income | GAAP	350	367	380	408	370
(+) Income Tax and Social Contribution	67	76	45	67	66
(+) LTIP Expenses[2]	28	51	43	(42)	19
(+) POS Write-off	0	93	41	66	62
(+) Depreciation and Amortization	249	281	294	307	317
(-) Other Financial Income	(42)	(45)	(46)	(43)	(65)
(+) M&A Expenses[3]	0	0	0	0	0
(+) FX Expenses	13	9	12	15	17
(+) PagPhone net realizable value reversal[1]	0	0	(53)	0	0
(-) Software's disposals[2]	0	0	29	11	0
(-) Boleto Flex impairment[2]	0	0	13	0	0
(-) Agreement with POS supplier[2]	0	0	10	0	0
Adjusted EBITDA	665	831	770	788	787

R$ Million	1Q22	2Q22	3Q22	4Q22	1Q23
Net Income | GAAP	350	367	380	408	370
(+) LTIP Expenses[2]	28	51	43	(42)	19
(+) M&A Expenses[3]	5	5	5	5	5
(+) Income Tax and Social Contribution	(11)	(19)	(16)	(2)	(11)
(+) PagPhone net realizable value reversal[1]	0	0	(35)	0	0
(-) Software's disposals[2]	0	0	19	11	0
(-) Boleto Flex impairment[2]	0	0	8	0	0
(-) Agreement with POS supplier[2]	0	0	7	0	0
(+) Capitalized Expenses of platforms development	0	0	0	32	10
Net Income | Non-GAAP	371	403	411	411	392
Total Costs and Expenses | Non-GAAP are booked in:
1. Transaction Costs;
2. Operating Expenses;
3. Depreciation and Amortization.

PagBank managerial Float Reconciliation

R$ million	1Q22	2Q22	3Q22	4Q22	1Q23
Total Revenue and Income	3,427.0	3,910.6	4,035.4	3,962.0	3,749.7
As previously reported
Payments	3,125.2	3,605.7	3,712.4	3,654.2	3,449.2
Financial Services	304.6	314.5	339.4	329.0	297.8
Other Financial Income	41.6	44.8	46.1	43.3	64.5
Float[1]	(44.3)	(54.3)	(62.5)	(64.5)	(61.8)
Current classification
Payments	3,125.2	3,605.7	3,712.4	3,654.2	3,449.2
Financial Services	332.6	343.8	375.8	361.8	330.6
Other Financial Income	41.6	44.8	46.1	43.3	64.5
Float[1]	(72.3)	(83.6)	(98.8)	(97.3)	(94.6)
Gross Profit	1,225.2	1,434.3	1,384.3	1,408.9	1,374.4
As previously reported
Payments	1,205.2	1,393.2	1,308.1	1,278.2	1,227.7
Financial Services	20.0	41.2	76.2	130.8	146.6
Current classification
Payments	1,177.2	1,363.9	1,271.7	1,245.4	1,195.0
Financial Services	47.9	70.5	112.5	163.6	179.4
Adj. EBITDA	664.8	831.0	769.6	787.6	787.3
As previously reported
Payments	769.2	926.8	868.3	808.8	751.2
Financial Services	(104.4)	(95.8)	(98.6)	(21.2)	36.1
Current classification
Payments	741.2	897.5	831.9	776.0	718.4
Financial Services	(76.4)	(66.5)	(62.3)	11.6	68.9
1. The observed increase in Financial Services revenues and decrease in Gross Profit/EBITDA in Payments is attributed to the revised float allocation, to be known: R$33M in 1Q23, R$33M in 4Q22 and R$28M in 1Q22.

Cash Flow Analysis

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Earnings before Income Tax	436	416	5%	475	-8%
Expenses (Revenues) not affecting Cash	706	756	-7%	146	385%
Net Cash provided by (used in) Operating Activities	399	287	39%	1,960	-80%
Net Cash provided by (used in) Investing Activities	(562)	(751)	-25%	(427)	32%
Net Cash provided by (used in) Financing Activities	150	152	-1%	(1,109)	n.a.
Increase (Decrease) in Cash and Cash Equivalents	(13)	(311)	-96%	425	n.a.
Cash and Cash Equivalents at the beginning of the Period	1,829	1,794	2%	1,404	30%
Cash and Cash Equivalents at the end of the Period	1,816	1,483	22%	1,829	-1%
Cash and Cash Equivalents at the beginning of 1Q23 amounted to R$ 1,829 million and ended the period amounted to R$ 1,816 million, representing an increase of R$ 13 million. Earnings before Income Taxes in 1Q23 was R$ 436 million, +5% vs. 1Q22.
The Revenues, Income and Expenses which did not affect our cash flows, totaled an amount of R$ 706 million in 1Q23. This decrease is mainly explained by:
•Decrease in Total Losses, mainly related to better fraud prevention actions related Total Payment Volume and more detailed credit analysis and risk assessment for credit operations, both totaling R$ 126 million, representing a decrease of 49% vs. 1Q22;
•Increase in Depreciation and Amortization amounted to R$ 317 million, representing an increase of +27% vs. 1Q22;
•Decrease in the Interest accrued from Financial Assets and Liabilities totaling R$ 150 million vs. R$ 218 million in 1Q22, reflecting the more favorable funding sources used;
•Increase in Disposal of Property, Equipment, and Intangible Assets, mainly explained by the write-offs of POS devices and software totaling R$ 63 million during 1Q23 vs R$ 2 million in 1Q22.
Net Cash provided by (used in) | Operating Activities

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Net Cash provided by (used in) Operating Activities	399	287	39%	1,960	-80%
Earnings before Income Taxes	436	416	5%	475	-8%
Expenses (Revenues) not affecting Cash	706	756	-7%	146	385%
Changes in Operating Assets and Liabilities	(1,280)	(1,523)	-16%	1,162	n.a.
Income Tax and Social Contribution paid	(12)	(40)	-70%	(3)	266%
Interest Income received	549	678	-19%	181	204%

Net Cash provided in Operating Activities in 1Q23 totaled R$ 399 million, representing an increase of 39% vs. 1Q22.
The adjustments for changes in Operating Assets and Liabilities amounted to negative cash flow of R$ 1,280 million in 1Q23, mainly due to:
•Accounts receivable, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing bank (net of Transaction Costs and Financial Expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers), consists of the difference between the opening and closing balances of the Accounts Receivable item of Current Assets and Non-current Assets on our Balance Sheet (R$ 34,805 million at March 31, 2023 compared to R$ 36,994 million at December 31, 2022) excluding Interest Income Received in cash and Total Losses, which are presented separately in the statement of Cash Flows. Accounts Receivable represented positive cash flow of R$ 1,110 million in the three months ended March 31, 2023;

•Payables to third parties, which is presented net of Revenue from Transaction Activities and Financial Income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to Third Parties item of Current Liabilities on our Balance Sheet (R$ 16,741 million as of March 31, 2023 compared to R$ 18,073 million as at December 31, 2022). Payables to Third Parties represented a negative cash flow of R$ 1,336 million in the three months ended March 31, 2023;
•Receivables from (Payables to) related Parties, consists of the difference between the opening and closing balances of the Payables to related Parties excluding Interest Paid, which are presented separately in the statement of Cash Flows. (R$ 521 million as at March 31, 2023 compared to R$ 594 million as at December 31, 2022). Receivables from (Payables to) related Parties represented a negative cash flow of R$ 75 million in the three months ended March 31, 2023;
•Salaries and Social Charges consist of the amounts that were recorded on our Statement of Income, but which remained unpaid at the end of the period. This item represented negative cash flow of R$ 88 million in the three months ended March 31, 2023
•Trade Payables consists of the difference between the opening and closing balances of trade payables (R$ 437 million on March 31, 2023, compared to R$ 449 million on December 31, 2022). Trade payables represented a negative cash flow of R$ 13 million in the three months ended March 31, 2023.
•Taxes and contributions item consists of sales taxes (ISS. ICMS. PIS and COFINS). This item represented positive cash flow of R$ 1 million in the three months ended March 31, 2023.
•Financial Investments (mandatory guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented a positive cash flow of R$ 223 million in the three months ended March 31, 2023.
•Taxes Recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented negative cash flow of R$ 14 million in the three months ended March 31, 2023.
•Deposits consists of issued certificates of deposit. excluding paid interest income paid to, which are presented separately in the statement of cash flows. This item represented a negative cash flow of R$ 1,095 million in the three months ended March 31, 2023.
•We paid Income tax and social contribution in cash totaling R$ 12 million.
•Interest Income received, net consisted of interest recorded under Accounts Receivable (monthly), which related to fees charged from merchants, considering the Brazilian monthly Interest Rate over PAGS Accounts Receivable and interest paid related to our deposits. Interest Income amounted to R$ 549 million.

Net Cash provided by (used in) | Investing Activities

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Net Cash provided by (used in) Investing Activities	(562)	(751)	-25%	(427)	32%
Amount paid on Acquisitions, Net of Cash Acquired	0	0	n.a.	0	n.a.
Capital Expenditures	(408)	(681)	-40%	(378)	8%
% Total Revenue and Income	10.9%	19.9%	(0.5) p.p.	9.5%	(1.4) p.p.
Purchases of Property and Equipment	(149)	(440)	-66%	(69)	115%
Purchases and Development of Intangible Assets	(260)	(242)	7%	(309)	-16%
Acquisition of Financial Investments	(154)	(69)	121%	(0)	n.a.
Redemption of Financial Investments	0	0	n.a.	(48)	n.a.

Net Cash used in Investing Activities in 1Q23, totaled R$ 562 million, representing a decrease of 25% vs. 1Q22, mainly due to:
•Purchases of Property and Equipment of R$ 149 million, representing a decrease of 66% y/y, mainly related to less POS device purchases.
•Purchases and Development of Intangible Assets of R$ 260 million, representing an increase of 7% y/y, in connection with purchases of third-party software and salaries and other amounts that we invested to develop software and technology internally, which we capitalize as intangible assets.
•Acquisition (redemption) of Financial Investments, which negatively impacted cash flows in the total amount of R$ 154 million.
Net Cash provided by (used in) | Financing Activities

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Net Cash provided by (used in) Financing Activities	150	152	-1%	(1,109)	n.a.
Payment of Borrowings	0	0	n.a.	(963)	n.a.
Proceeds from Borrowings	200	250	-20%	0	n.a.
Payment of Borrowings Interest	0	0	n.a.	(42)	n.a.
Payment of Leases	(4)	(4)	1%	(4)	0%
Acquisition of Treasury Shares	(45)	(94)	-52%	(100)	-54%
Capital Increase by non-controlling Shareholders	0	0	n.a.	0	n.a.

Net Cash used in Financing Activities in 1Q23, totaled a positive cash flow of R$ 150 million, representing a decrease of 1% vs. 1Q22, mainly related to the Proceeds From Borrowings in the amount of R$ 200 million that was used in the acquisition of Treasury shares.

Appendix
Balance Sheet

R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Assets	43,192	33,808	28%	45,329	-5%
Current Assets	37,508	28,872	30%	39,767	-6%
Cash and Cash Equivalents	1,816	1,483	22%	1,829	-1%
Financial Investments	1,064	1,132	-6%	1,103	-4%
Accounts Receivable	34,002	25,529	33%	36,249	-6%
Derivative Financial Instruments	0	1	n.a.	0	n.a.
Inventories	22	49	-56%	13	63%
Taxes Recoverable	448	434	3%	411	9%
Other Receivables	156	243	-29%	162	6%
Non-Current Assets	5,684	4,936	15%	5,562	2%
Judicial Deposits	44	41	7%	45	-1%
Accounts Receivable	803	390	106%	746	8%
Other Receivables	27	10	11%	19	-41%
Deferred Income Tax and Social Contribution	102	114	-11%	99	3%
Investment	2	16	-89%	2	7%
Property and Equipment	2,438	2,579	-5%	2,493	-2%
Intangible Assets	2,268	1,786	27%	2,159	5%
Liabilities and Equity	43,192	33,808	28%	45,329	-5%
Current Liabilities	25,703	20,926	23%	29,740	-14%
Payables to Third Parties	16,648	13,180	26%	17,988	-7%
Trade Payables	437	558	-22%	449	-3%
Payables to Related Parties	360	283	27%	594	-39%
Borrowings	196	1,110	-82%	0	n.a.
Derivative Financial Instruments	26	193	-86%	22	19%
Deposits	7,522	5,146	46%	10,101	-26%
Salaries and Social Charges	205	183	12%	293	-30%
Taxes and Contributions	100	56	79%	90	11%
Provision for Contingencies	55	30	84%	46	18%
Deferred Revenue	125	147	-15%	126	-1%
Other Liabilities	29	41	-28%	31	-8%
Non-Current Liabilities	5,281	2,090	153%	3,747	41%
Payables to Third Parties	94	0	n.a.	85	10%
Deferred Income Tax and Social Contribution	1,614	1,422	13%	1,564	3%
Provision for Contingencies	15	14	9%	14	3%
Deposits	3,157	569	455%	1,895	67%
Deferred Revenue	18	17	6%	17	2%
Payables to related parties	161	0	n.a.	0	n.a.
Other Liabilities	224	69	224%	171	31%
Equity	12,207	10,791	13%	11,842	3%
Share Capital	0.03	0.03	0%	0.03	0%
Capital Reserve	6,029	6,014	0%	6,103	-1%
Retained earnings	6,607	5,083	30%	6,237	6%
Treasury Shares	(407)	(281)	45%	(475)	-14%
Other Comprehensive Income	0	(3)	n.a.	(0)	n.a.
Equity Valuation Adjustments	(22)	(22)	0%	(22)	0%

Income Statement | First Quarter 2023

Non-GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Total Revenues and Income	3,750	3,427	9%	3,962	-5%
Transaction Activities and Other Services	2,151	2,055	5%	2,304	-7%
Financial Income	1,534	1,331	15%	1,615	-5%
Other Financial Income	65	42	55%	43	49%
Total Costs and Expenses	(3,280)	(2,978)	10%	(3,482)	-6%
Cost of Sales and Services	(1,923)	(1,737)	11%	(1,974)	-3%
Selling Expenses	(316)	(480)	-34%	(435)	-27%
Administrative Expenses	(146)	(135)	7%	(115)	27%
Financial Expenses	(813)	(621)	31%	(855)	-5%
Other Expenses, Net	(82)	(4)	1724%	(103)	-20%
Income Tax and Social Contribution	(78)	(78)	0%	(69)	12%
Current income tax and social contribution	(18)	(27)	-33%	(34)	-47%
Deferred income tax and social contribution	(60)	(50)	18%	(35)	71%
Net Income | Non-GAAP	392	371	6%	411	-5%
Non-GAAP effects	(22)	(21)	4%	(4)	505%
Net Income | GAAP	370	350	6%	408	-9%

Total Cost and Expenses explained by function
Total Costs and Expenses amounted to R$ 3,280 million in the 1Q23, representing an increase of 10% from R$ 2,978 million recorded in the 1Q22.
On a GAAP basis, including LTIP Expenses of R$ 19 million, M&A expenses in the amount of R$ 4.6 million; and Capitalized expenses related to platforms development in the amount of R$ 10 million, Total Costs and Expenses amounted to R$ 3,314 million, representing an increase of +10% in comparison with R$ 3,010 million presented in 1Q22.
The increase is mainly related to:

↑Cost of Sales and Services reached R$ 1,923 million in the 1Q23, representing an increase of +11% from R$ 1,737 million reported in the 1Q22, mainly due to an increase related to Interchange and Card scheme fees and higher Depreciation of the POS devices.
When including non-GAAP related to LTIP Costs, Cost of services reached R$ 1,929 million, representing an increase of +11%, from R$ 1,739 million reported in 1Q22.
↓Selling Expenses totaled R$ 316 million, representing a decrease of -34% from R$ 480 million reported in the same period of 2022, mainly driven by lower losses and disciplined management of Personnel and Marketing expenses.
↑Administrative Expenses reached R$ 145 million, representing an increase of +7% from R$ 135 million presented in 1Q22, mainly driven by the non-recurrent expenses related to the headcount resizing implemented in 1Q23.
↑Financial Expenses totaled R$ 813 million in 1Q23, representing an increase of +31% vs. 1Q22 mainly due to the higher average Brazilian Interest Rate (SELIC) in the period.
↑Other Expenses, net reached R$ 82 million in 1Q23, representing an increase of R$ 78 million, from expenses of R$ 4 million reported in 1Q22. This decrease is mainly driven by POS write-off during the period.

Basic and Diluted EPS | First Quarter 2023

Earnings Per Share Reconciliation	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Net Income attributable to:
Owners of the Company | R$ Million	370	350	6%	408	-9%
Non-controlling interests | R$ Million	-	-	-	-	-
Weighted avg number of Outstanding Common Shares | # Million	325	331	-2%	327	-1%
Weighted avg number of common shares diluted | # Million	328	333	-1%	329	0%
Basic Earnings per common share | R$	1.1390	1.0569	8%	1.2462	-9%
Diluted Earnings per common share | R$	1.1292	1.0504	7%	1.2381	-9%
Cash Flow

GAAP | R$ Million	1Q23	1Q22	Var. y/y	4Q22	Var. q/q
Earnings before Income Taxes	436	416	5%	475	-8%
Expenses (Revenues) not affecting Cash	706	756	-7%	146	385%
Depreciation and Amortization	317	249	27%	307	4%
Chargebacks	126	250	-49%	192	-34%
Accrual of Provision for Contingencies	10	6	64%	9	4%
Reversal of Taxes and Contributions	0	0	n.a.	0	n.a.
Share based Long Term Incentive Plan (LTIP)	40	36	12%	14	186%
Loss on Disposal of Property, Equipment and Intangible Assets	63	2	2592%	82	-23%
Financial Instruments	(2)	0	n.a.	22	n.a.
Interest accrued	150	218	n.a.	(471)	n.a.
Other Financial Cost, Net	1	(5)	n.a.	(9)	n.a.
Changes in Operating Assets and Liabilities	(1,280)	(1,523)	-16%	1,162	n.a.
Account Receivables	1,110	(3,181)	n.a.	(2,898)	n.a.
Financial Investments (Mandatory Guarantee)	223	(258)	n.a.	52	329%
Inventories	(8)	0	n.a.	39	n.a.
Taxes Recoverable	(14)	51	n.a.	51	n.a.
Other Receivables	21	(47)	n.a.	(12)	n.a.
Deferred Revenue	(0)	(16)	-97%	(7)	-95%
Other Payables	(2)	(35)	n.a.	104	-94%
Payables to Third Parties	(1,336)	(193)	594%	3,723	n.a.
Trade Payables	(13)	(22)	-8%	86	n.a.
Receivables from (Payables to) Related Parties	(75)	(271)	-72%	129	n.a.
Deposits	(1,095)	2,525	n.a.	(91)	1108%
Salaries and Social Charges	(88)	(77)	14%	(8)	998%
Taxes and Contributions	1	3	-83%	2	-77%
Provision for Contingencies	(4)	(4)	-10%	(7)	-48%
Income Tax and Social Contribution paid	(12)	(40)	-70%	(3)	266%
Interest Income received	549	678	-19%	181	204%
Net Cash provided by (used in) Operating Activities	399	287	39%	1,960	-80%
Amount paid on Acquisitions, Net of Cash Acquired	0	0	n.a.	0	n.a.
Purchases of Property and Equipment	(149)	(440)	-66%	(69)	115%
Purchases and Development of Intangible Assets	(260)	(242)	7%	(309)	-16%
Acquisition of Financial Investments	(154)	(69)	121%	(0)	39031%
Redemption of Financial Investments	0	0	n.a.	(48)	n.a.
Net Cash provided by (used in) Investing Activities	(562)	(751)	-25%	(427)	32%
Payment of Borrowings	0	0	n.a.	(963)	n.a.
Proceeds from Borrowings	200	250	-20%	0	n.a.
Payment of Borrowings Interest	0	0	n.a.	(42)	n.a.
Payment of Leases	(4)	(4)	1%	(4)	0%
Acquisition of Treasury Shares	(45)	(94)	-52%	(100)	-54%
Capital Increase by non-controlling Shareholders	0	0	n.a.	0	n.a.
Net Cash provided by (used in) Financing Activities	150	152	n.a.	(1,109)	n.a.
Increase (Decrease) in Cash and Cash Equivalents	(13)	(311)	-96%	425	n.a.
Cash and Cash Equivalents at the beginning of the Period	1,829	1,794	2%	1,404	30%
Cash and Cash Equivalents at the end of the Period	1,816	1,483	22%	1,829	-1%

Glossary

Active Merchants: At least one transaction in the last twelve months.
Adj. EBITDA: GAAP Net Income + Income Tax and Social Contribution – Other Financial Income + POS Write-off + Depreciation and Amortization + FX Expenses + M&A Expenses + LTIP Expenses. Please see the Supplemental Information for a reconciliation of this adjusted financial measure.
ARPAC: Sum of LTM revenues / Average of active clients over the last 5 quarters.
Cash-in: Wire transfers + PIX transfers
Gross Margin: Gross Profit / Total Revenue and Income
Gross Profit
•Payments: (MDR Revenue + Prepayment Revenue) – (Transaction Costs + Card Scheme Fee + Financial Expenses + Total Losses).
•Financial Services: (Net Interest Income + Revenue form Services) – Provision for Losses.
Gross Take Rate
•Payments: (Net Revenue from Transaction Activities and Other Services + Financial Income) / TPV. Excluding revenues and costs originated by membership fees.
•Financial Services: (Net Interest Income + Revenue form Services) / Monetizable TBV.
Net Margin: Net Income / Total Revenue and Income
Net Take Rate
•Payments: (Net Revenue from Transaction Activities and Other Services + Financial Income - Transaction Costs) / TPV. Excluding revenues and costs originated by membership fees.
•Financial Services: (Net Interest Income + Revenue form Services - Transaction Costs) / Monetizable TBV.
PagBank Clients: Number of bank accounts registered at Brazilian Central Bank.
PagBank Active Clients: Active clients using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the month.
Total Expected Credit Losses (ECL): ECL does not exclude provision over 360 days.
Total Finance Volume (TFV): Total Payment Volume (TPV) + Total Banking Volume (TBV).
•Total Payment Volume (TPV): includes the amounts of payments successfully processed through our payments´ ecosystem for new clients that are under zero MDR promotion and volumes that generates any type of revenues (MDR, fees, prepayment) and net of payment reversals.
•Total Banking Volume (TBV): includes prepaid card top-ups, cash cards spending, credit cards, mobile top-ups, wire transfers to third-party, cash-in through boletos, bill payments, tax collections, P2P transactions, QR Code transactions, credit underwriting, Super App and GMV.
Total Revenue and Income: includes by Payments and Financial Services units and Other Financial Income
•Revenue from Payments: includes Merchants Discount Rates (MDR) and prepayment fees net of payment reversals.
•Revenue from Financial Services: includes cards’ interchange fees, interest income from the outstanding credit portfolio and float, and fees from other services.
•Other Financial Income: includes interest accrued on Cash and Cash Equivalents plus Financial Investments.

Non-GAAP disclosure
This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP Expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
M&A Expenses: This consists of expenses for mergers & acquisitions (“M&A”) transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions, as well as amortization and write-downs of the fair value of certain acquired assets. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Non-recurring Effects: This consists of one-time effects related to PagPhone sales, PagPhone inventory provisions, tax impairment, software disposals and development. We exclude non-recurring effects from our non-GAAP measures primarily because such items are non-recurring and do not correlate to the operation of our business.
Income Tax and Social Contribution on LTIP Expenses, M&A Expenses and Non-Recurring Adjustments: This represents the income tax effect related to the LTIP expenses, M&A expenses and non-recurring adjustments mentioned above.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Income Tax and Social Contribution Reconciliation,” and “Adjusted EBITDA and Non-GAAP Net Income Reconciliation” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

Earnings Webcast

PagSeguro Digital Ltd. (NYSE:PAGS) will host a conference call and earnings webcast on May 25, 2023, at 5:00 pm ET.

Event Details

HD Web Phone: Click here

Dial–in (Brazil): +55 (11) 4090-1621 | +55 11 3181-8565.
Dial–in (US and other countries): +1 (412) 717-9627 | +1 (844) 204-8942
Password: PagBank PagSeguro

Webcast: https://choruscall.com.br/pagseguro/1q23.htm

Contacts:
Investor Relations:
ir@pagseguro.com
investors.pagseguro.com
Media Press:
+55 (11) 992-350-009
pagbankpagseguro@xcom.net.be

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2023

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer